UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-38807

CHEMOMAB THERAPEUTICS LTD.

(Translation of registrant’s name into English)

121-123 Menachem Begin Road, 30th floor
Tel Aviv 6701203, Israel

(Registered Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

As previously disclosed, on July 7, 2026, Chemomab Therapeutics Ltd. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Snowdrift Parent Corporation, Snowdrift Sub Corp., Elderwood Ltd. and Scipher Medicine Corporation (“Scipher”), pursuant to which, among other things the parties will effect a series of transactions resulting in Chemomab redomiciling into the U.S. and Scipher becoming a wholly owned subsidiary of Chemomab following such domestication.

On October 29, 2026, Snowdrift Parent Corporation filed with the Securities and Exchange Commission (the “Commission”) an amendment to its Registration Statement on Form S-4  (File No. 333-299153-01)  (as amended, the “Registration Statement”), which was declared effective by the Commission on October 30, 2026. This Report on Form 6-K is being furnished for the purpose of incorporating by reference into the Company’s registration statements on Form F-3 (File Nos. 333-275002 and 333-281750) and Form S-8 (File Nos. 333-259489 and 333-266868) filed with the Commission under the Securities Act of 1933, as amended, the following information contained in the Registration Statement: (1) the section titled “Selected Definitions” beginning on page 1 of the Registration Statement; (2) the section titled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 5 of the Registration Statement; (3) the description of Scipher’s business set forth in the section titled “Business of Scipher” beginning on page 265 of the Registration Statement; (4) Scipher’s audited financial statements as of and for the years ended December 31, 2025 and 2024, together with the notes thereto and the report of Deloitte & Touche LLP, Scipher’s independent registered public accounting firm, thereon, beginning on page F-45 of the Registration Statement; (5) Scipher’s unaudited interim condensed financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, together with the notes thereto, beginning on page F-80 of the Registration Statement; (6) the Company’s unaudited interim condensed consolidated financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, together with the notes thereto, beginning on page F-3 of the Registration Statement; (7) the section titled “Chemomab Israel’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 256 of the Registration Statement; (8) the section titled “Scipher’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 295 of the Registration Statement; and (9) the section titled “Unaudited Pro Forma Condensed Combined Financial Information,” giving effect to the Merger, beginning on page 330 of the Registration Statement. Capitalized terms used in the information incorporated by reference above and not otherwise defined have the meanings given to them in the section titled “Selected Definitions” of the Registration Statement.

The consent of Deloitte & Touche LLP, independent registered public accounting firm to Scipher, is filed as Exhibit 23.1 to this Report on Form 6-K and is incorporated by reference into the registration statements referenced above.

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm to Scipher Medicine Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2026

CHEMOMAB THERAPEUTICS LTD.

By: /s/ Sigal Fattal
Name: Sigal Fattal
Title: Chief Financial Officer

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